SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 1998

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                           Commission file number 1-35

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         GE Savings and Security Program

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            General Electric Company

               3135 Easton Turnpike, Fairfield, Connecticut 06431

                              REQUIRED INFORMATION

A. Financial Statements and Schedules:                                          Page
                                                                                ----
       Independent Auditors' Report                                              3

       Statements of Net Assets Available for Plan
              Benefits as of December 31, 1998 and 1997                          4

       Statements of Changes in Net Assets Available for
              Plan Benefits for the Years Ended December 31, 1998 and 1997       5

       Notes to Financial Statements                                            6-18

       Schedule I Line 27a - Schedule of Assets Held for Investment Purposes
               - Assets Held at the End of the Plan Year                        19-28

       Schedule II Line 27a - Schedule of Assets Held for Investment Purposes
              - Assets Acquired and Disposed of Within the Plan Year            29

       Schedule III Line 27d - Schedule of Reportable Transactions              30

B. Exhibits

       (23) Consent of Independent Auditors

       (99) GE S&S Program Mutual Funds 1998 Annual Report

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GE Savings and Security Program
                                        (Name of Plan)



Date:  June 25, 1999          Philip D. Ameen
       -------------          ---------------------------------------------
                              Vice President and Comptroller

                         GE SAVINGS AND SECURITY PROGRAM

                 Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                         GE SAVINGS AND SECURITY PROGRAM

                           December 31, 1998 and 1997

                                Table of Contents

                                                                         Page
                                                                       Number(s)
                                                                       ---------
Independent Auditors' Report                                               3

Statements of Net Assets Available for Plan
    Benefits as of December 31, 1998 and 1997                              4

Statements of Changes in Net Assets Available for
    Plan Benefits for the Years Ended December 31, 1998 and 1997           5

Notes to Financial Statements                                             6-18

Schedule I Line 27a - Schedule of Assets Held for Investment Purposes
     - Assets Held at the End of the Plan Year                            19-28

Schedule II Line 27a - Schedule of Assets Held for Investment Purposes
    - Assets Acquired and Disposed of Within the Plan Year                29

Schedule III Line 27d - Schedule of Reportable Transactions               30

                          INDEPENDENT AUDITORS' REPORT




General Electric Company, as administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in note 7 to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                  /s/ KPMG LLP


May 7, 1999

                         GE SAVINGS AND SECURITY PROGRAM

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997

                                 (in thousands)

                                                             1998          1997
                                                             ----          ----
ASSETS
------
Investments at fair value (Cost: $12,642,406 and
     $11,016,601, respectively) (note 3):
         General Electric Company common stock (note 6)   $16,627,154   $12,535,932
         Registered investment companies:
              S&S Long Term Interest Fund                   2,135,262     1,992,480
              S&S Program Mutual Fund                       2,499,060     2,061,263
         U.S. government and agency debt obligations        1,091,187       753,020
         Loans to participants (note 4)                       428,467       411,689
         Corporate bonds and notes                            237,540       256,116
         U.S. Savings Bonds (Series E & EE)                   198,183       214,819
         Short-term money market instruments                  896,099       654,141
         Loans secured by mortgages                            87,952       161,434
         Other                                                  3,979        15,873
                                                          -----------   -----------
              Total investments                            24,204,883    19,056,767
                                                          -----------   -----------
Accrued dividends and interest                                 63,306        56,753
Due from brokers                                                 --         120,550
                                                          -----------   -----------
              Total assets                                 24,268,189    19,234,070
                                                          -----------   -----------
LIABILITIES
-----------
Due to brokers                                                   --         119,566
Liability for collateral deposits (note 3)                       --          15,452
Other liabilities                                              29,932        31,098
                                                          -----------   -----------
              Total liabilities                                29,932       166,116
                                                          -----------   -----------
Net assets available for plan benefits (note 7)           $24,238,257   $19,067,954
                                                          ===========   ===========

See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 1998 and 1997

                                 (in thousands)

                                                             1998          1997
                                                             ----          ----
Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation
              in value of investments                     $ 4,960,118   $ 4,352,773
         Interest and dividend income:
              General Electric Company common stock           214,260       183,845
              Registered investment companies                 479,882       383,454
              Interest                                        144,142       138,867
                                                          -----------   -----------
                                                            5,798,402     5,058,939
                                                          -----------   -----------
     Contributions:
         Employee                                             628,390       560,560
         Employer                                             211,218       195,590
                                                          -----------   -----------
                                                              839,608       756,150
                                                          -----------   -----------
                  Total additions                           6,638,010     5,815,089

Deductions from net assets attributed to:
     Participant withdrawals                               (1,467,707)   (1,054,384)
                                                          -----------   -----------
         Net increase                                       5,170,303     4,760,705

Net assets available for plan benefits (note 7):
     Beginning of year                                     19,067,954    14,307,249
                                                          -----------   -----------

     End of year                                          $24,238,257   $19,067,954
                                                          ===========   ===========

See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(1)    Description of the Plan
       -----------------------
       GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company (the "Company") and its participating affiliates. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustees of the Plan are officers of General Electric Investment Corporation (GEIC), a wholly owned subsidiary of General Electric Company. State Street Bank and Trust Company and The Bank of New York are the primary custodians for Plan assets.

       The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Information concerning the Plan, including benefits, vesting provisions and effects of plan termination is included in plan handbooks and other material distributed to participants.

       Employee Contributions and Investment Funds
       -------------------------------------------
       Eligible employees of the Company and its participating affiliates may participate in the Plan by investing a portion of their earnings (generally up to 7% with employer partial matching and an additional 10% without any employer matching) in one or more of the following funds or investments through a trust established to administer the investment of program funds:

      (a) General Electric Company common stock (the "GE Stock Fund" or "GE common stock").

      (b) S&S Long Term Interest Fund (the "LT Fund") -- consists primarily of investments in long and medium-term bonds and short-term notes through a registered investment company.

      (c) S&S Program Mutual Fund (the "Mutual Fund") -- consists primarily of investments in common stock through a registered investment company.

      (d) S&S Short Term Interest Fund (the "ST Fund") -- consists primarily of investments in securities of the U.S. government and its agencies and corporate bonds.

      (e) S&S Money Market Fund (the "MM Fund") -- consists of investments in short-term money market instruments.

      (f) United States Savings Bonds ("U.S. Bond Fund") -- consists of individual participants' investments in U.S. Savings Bonds. Pending accumulation of sufficient individual funds, investments are made in short-term money market instruments. Only participant after-tax contributions may be invested in the U.S. Bond Fund.

       Prior to January 1, 1998, eligible employees could elect to apply either 0.5% or 1.0% of earnings to purchase life insurance; effective January 1, 1998, the life insurance option was removed from the Plan. The benefit obligations of such purchased life insurance contracts rested with the insurer, Metropolitan Life Insurance Company. Accordingly, such life insurance contracts are not included in the Plan's net assets available for plan benefits. Payments to the insurer of contributions received from employees for life insurance contracts were $11.8 million in 1997. Total life insurance in force amounted to $4.5 billion at December 31, 1997.

                         GE SAVINGS AND SECURITY PROGRAM

       Participants may elect, up to twelve times a year, to switch their investment in an investment fund (in increments of 10%) to another investment fund or split the amount equally between two other investment funds. The U.S. Bond Fund does not accept switches from other investment funds.

       The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $10,000 and $9,500 for 1998 and 1997, respectively.

       Employer Contributions
       ----------------------
       The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment funds except for U.S. Savings Bonds.

       Rollovers and Transfers from Other Qualified Plans
       --------------------------------------------------
       Subject to Company approval, participants may elect to roll over amounts attributable to other plans in accordance with the Internal Revenue Code. For the years ended December 31, 1998 and 1997, transfers from other qualified plans accounted for $54.1 million and $45.1 million, respectively, of employee contributions included in the statements of changes in net assets available for plan benefits.

       Withdrawals
       -----------
       Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from their participant accounts. Partial payments are limited to four per year and a minimum of $500 each.

       Loans to Participants
       ---------------------
       The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed 50% of the participant's available account value, as defined in the Plan Document (or, if less, $50,000 adjusted for prior loans). The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors Service, for the month that is two months before the month in which the loan is requested.

       A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

       Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

       In the event of a loan default, as defined by the Internal Revenue Service, the Plan will report the amount of the loan principal and accrued interest as a withdrawal.

                                                                     (continued)

                         GE SAVINGS AND SECURITY PROGRAM

       Vesting
       -------
       Participants are fully vested in their employee and employer contributions.

       Plan Termination and Amendment
       ------------------------------
       Although the Company has not expressed any intent to do so, it has the right under the Plan (subject to applicable contractual requirements) to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan (subject to applicable contractual requirements) to amend and replace it for any reason.

       Administrative Costs
       --------------------
       Direct administrative costs of the Plan are generally borne by the Company. Administrative costs include investment management, recordkeeping, and transaction processing fees.

(2)    Summary of Significant Accounting Policies
       ------------------------------------------
       (a)    Basis of Accounting
              -------------------
              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investments
              -----------
              Plan investments are stated at fair value. General Electric Company common stock is valued at the closing price on the New York Stock Exchange Composite Transactions. Investments in registered investment companies are valued at the closing price on NASDAQ. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and cost plus accrued interest approximates fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

              Investment transactions are recorded on a trade date basis. Dividends on General Electric Company common stock are recorded as of the record date. Interest income is earned from settlement date and recognized on the accrual basis.

              The LT Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage its risk. The LT Fund does not engage in market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the LT Fund which are distributed annually to participants.

                                                                     (continued)

                         GE SAVINGS AND SECURITY PROGRAM

       (c)    Management Estimates and Assumptions
              ------------------------------------
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

(3)    Investments
       -----------

       The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1998 and 1997:

                                                                    Fair Value
                                                                    ----------
                                                                  (in thousands)
                  1998
                  ----
        GE common stock                    163,011,314 shares        $16,627,154
        S&S Long Term Interest Fund        185,191,643 shares          2,135,262
        S&S Program Mutual Fund            43,514,903 shares           2,499,060

                 1997
                 ----
        GE common stock                    170,847,453 shares        $12,535,932
        S&S Long Term Interest Fund        172,508,886 shares          1,992,480
        S&S Program Mutual Fund            38,847,786 shares           2,061,263


       Audited financial statements of the LT Fund and the Mutual Fund are distributed annually to participants.

       The ST Fund, may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the ST Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The ST Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The ST Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to zero and $15.5 million at December 31, 1998 and 1997, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan's financial statements.

                                                                     (continued)

                         GE SAVINGS AND SECURITY PROGRAM

(4)    Loans to Participants
       ---------------------
       The following table summarizes the changes in loans to participants.

                                                 Year Ended December 31
                                                 ----------------------
                                                 1998              1997
                                                 ----              ----
                                                     (in thousands)

        Loan balance - beginning of year        $ 411,689     $ 383,826

        Loans made                                212,084       207,315

        Less: Loan repayments

            - Reinvestments                      (182,485)     (170,274)
            - Withdrawals                         (12,821)       (9,178)
                                              -----------   -----------
        Loan balance - end of year              $ 428,467     $ 411,689
                                              ===========   ===========


(5)    Tax Status
       ----------
       The Internal Revenue Service has determined and informed the Company by a letter dated September 2, 1998, that the Plan is qualified under the appropriate sections of the Internal Revenue Code.

       The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(6)    General Electric Company Common Stock
       -------------------------------------
       The Plan holds shares of General Electric Company common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in the value of these securities. Such net realized gains and net unrealized appreciation were $4.8 billion and $4.0 billion for the years ended December 31, 1998 and 1997, respectively.

(7)    Fund Information - Net Assets Available for Plan Benefits and Changes
       In Net Assets Available for Plan Benefits
       ---------------------------------------------------------------------
       The following pages summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund or type of asset of the Plan as of and for the years ended December 31, 1998 and 1997.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                     Net Assets Available for Plan Benefits
                                December 31, 1998
     (in thousands except participant unit value and number of participants)

Assets                                 GE Stock Fund      LT Fund    Mutual Fund    ST Fund       MM Fund
------                                 -------------      -------    -----------    -------       -------
Investments at fair value                $16,627,154     $2,135,262   $2,499,060   $  888,961   $1,417,679
Accrued dividends and interest                50,835           --           --         10,379        2,044
                                         -----------     ----------   ----------   ----------   ----------
         Total assets                     16,677,989      2,135,262    2,499,060      899,340    1,419,723
                                         -----------     ----------   ----------   ----------   ----------
Liabilities
-----------
Other liabilities                             16,976           --           --            446       10,118
                                          -----------    ----------   ----------   ----------   ----------
         Total liabilities                    16,976           --           --            446       10,118
                                         -----------     ----------   ----------   ----------   ----------
Net assets available for plan benefits   $16,661,013     $2,135,262   $2,499,060   $  898,894   $1,409,605
                                         ===========     ==========   ==========   ==========   ==========
Participant units outstanding                162,845        185,192       43,515       86,933      140,961
                                         ===========     ==========   ==========   ==========   ==========
Participant unit value                   $    102.31<F1> $    11.53   $    57.43   $    10.34   $    10.00
                                         ===========     ==========   ==========   ==========   ==========
Number of participants                       191,261         87,959       89,299       63,001       55,682
                                         ===========     ==========   ==========   ==========   ==========

<F1> Participant unit value includes the value of a share of GE stock of $102.00 and the unit value of accrued dividends in the fund.

                                                                     (continued)

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                Net Assets Available for Plan Benefits, continued
                                December 31, 1998
     (in thousands except participant unit value and number of participants)

                                                       Total     Loan and
                                         U.S. Bond   Investment Other Program
Assets                                     Fund        Funds      Accounts      Total
------                                   --------   -----------   --------   -----------
Investments at fair value                $203,802   $23,771,918   $432,965   $24,204,883
Accrued dividends and interest               --          63,258         48        63,306
                                         --------   -----------   --------   -----------
         Total assets                     203,802    23,835,176    433,013    24,268,189
                                         --------   -----------   --------   -----------
Liabilities
-----------
Other liabilities                            --          27,540      2,392        29,932
                                         --------   -----------   --------   -----------
         Total liabilities                   --          27,540      2,392        29,932
                                         --------   -----------   --------   -----------
Net assets available for plan benefits   $203,802   $23,807,636   $430,621   $24,238,257
                                         ========   ===========   ========   ===========
Participant units outstanding              <F1>
                                         ========
Participant unit value                     <F1>
                                         ========
Number of participants                     27,939
                                         ========

<F1> Not applicable as individual participant values are determined based upon the time at which investments are made.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                     Net Assets Available for Plan Benefits
                                December 31, 1997
     (in thousands except participant unit value and number of participants)

Assets                                   GE Stock Fund     LT Fund     Mutual Fund   ST Fund    MM Fund
------                                   -------------    ----------   -----------  --------   --------
Investments at fair value                $12,535,932      $1,992,480   $2,061,263   $854,299   $977,462
Accrued dividends and interest                46,070            --           --        9,244      1,435
Due from brokers                                --              --           --      120,550       --
                                         -----------      ----------   ----------   --------   --------
         Total assets                     12,582,002       1,992,480    2,061,263    984,093    978,897
                                         -----------      ----------   ----------   --------   --------
Liabilities
-----------
Due to brokers                                  --              --           --      119,566       --
Liability for collateral deposits               --              --           --       15,452       --
Other liabilities                              9,558            --           --        1,804     18,088
                                         -----------      ----------   ----------   --------   --------
         Total liabilities                     9,558            --           --      136,822     18,088
                                         -----------      ----------   ----------   --------   --------
Net assets available for plan benefits   $12,572,444      $1,992,480   $2,061,263   $847,271   $960,809
                                         ===========      ==========   ==========   ========   ========
Participant units outstanding                170,717         172,509       38,848     82,419     96,080
                                         ===========      ==========   ==========   ========   ========
Participant unit value                   $     73.64<F1>  $    11.55   $    53.06   $  10.28   $  10.00
                                         ===========      ==========   ==========   ========   ========
Number of participants                       180,616          91,722       82,920     66,596     55,594
                                         ===========      ==========   ==========   ========   ========

<F1> Participant unit value includes the value of a share of GE stock of
     $73.375 and the unit value of accrued dividends in the fund.

                                                                     (continued)

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                Net Assets Available for Plan Benefits, continued
                                December 31, 1997
     (in thousands except participant unit value and number of participants)

                                                       Total     Loan and
                                         U.S. Bond  Investment Other Program
Assets                                     Fund        Funds      Accounts      Total
------                                   ---------  ----------- ------------ -----------
Investments at fair value                $221,160   $18,642,596   $414,171   $19,056,767
Accrued dividends and interest               --          56,749          4        56,753
Due from brokers                             --         120,550       --         120,550
                                         --------   -----------   --------   -----------

         Total assets                     221,160    18,819,895    414,175    19,234,070
                                         --------   -----------   --------   -----------
Liabilities
-----------
Due to brokers                               --         119,566       --         119,566
Liability for collateral deposits            --          15,452       --          15,452
Other liabilities                            --          29,450      1,648        31,098
                                         --------   -----------   --------   -----------
         Total liabilities                   --         164,468      1,648       166,116
                                         --------   -----------   --------   -----------
Net assets available for plan benefits   $221,160   $18,655,427   $412,527   $19,067,954
                                         ========   ===========   ========   ===========
Participant units outstanding              <F1>
                                         ========
Participant unit value                     <F1>
                                         ========
Number of participants                     30,812
                                         ========

<F1> Not applicable as individual participant values are determined based upon the time at which investments are made.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                Changes in Net Assets Available for Plan Benefits
                          Year Ended December 31, 1998
                                 (in thousands)


                                                            GE Stock Fund      LT Fund     Mutual Fund      ST Fund        MM Fund
                                                            -------------    -----------   -----------     ---------    ------------
Additions to net assets attributed to:
     Investment income:
       Net realized and unrealized appreciation
         (depreciation)in value of investments               $  4,782,798    $    (5,331)   $   165,731    $   4,775    $      --
       Interest and dividends                                     214,260        167,664        312,218       52,835         61,479
                                                             ------------    -----------    -----------    ---------    -----------
                                                                4,997,058        162,333        477,949       57,610         61,479
                                                             ------------    -----------    -----------    ---------    -----------
     Contributions:
       Employee                                                   407,268         40,792        112,373       35,750         19,296
       Employer                                                   161,604          9,773         23,067       10,816          5,958
                                                             ------------    -----------    -----------    ---------    -----------
                                                                  568,872         50,565        135,440       46,566         25,254
                                                             ------------    -----------    -----------    ---------    -----------
         Total additions                                        5,565,930        212,898        613,389      104,176         86,733
                                                             ------------    -----------    -----------    ---------    -----------
Deductions from and other changes in net
  assets attributed to:
     Participant withdrawals                                     (884,535)      (158,797)      (147,938)     (62,686)      (168,321)
     Net loan transactions                                         25,483         (8,580)        (9,337)      (1,769)        (4,633)
     Interfund transfers                                         (618,309)        97,261        (18,317)      11,902        535,017
                                                             ------------    -----------    -----------    ---------    -----------
         Total deductions and other changes in net assets      (1,477,361)       (70,116)      (175,592)     (52,553)       362,063
                                                             ------------    -----------    -----------    ---------    -----------
Net increase (decrease)                                         4,088,569        142,782        437,797       51,623        448,796
Net assets available for plan benefits:
    Beginning of year                                          12,572,444      1,992,480      2,061,263      847,271        960,809
                                                             ------------    -----------    -----------    ---------    -----------
    End of year                                              $ 16,661,013    $ 2,135,262    $ 2,499,060    $ 898,894    $ 1,409,605
                                                             ============    ===========    ===========    =========    ===========

                                                                     (continued)

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

          Changes in Net Assets Available for Plan Benefits, continued
                          Year Ended December 31, 1998
                                 (in thousands)

                                                                                                          Loan and
                                                                                           Total          Other
                                                                          U.S. Bond      Investment       Program
                                                                            Fund            Fund          Accounts         Total
                                                                         -----------    ------------    -----------    ------------
Additions to net assets attributed to:
     Investment income:
       Net realized and unrealized appreciation (depreciation)
         in value of investments                                         $    10,816    $  4,958,789    $     1,329    $  4,960,118
       Interest and dividends                                                   --           808,456         29,828         838,284
                                                                         -----------    ------------    -----------    ------------
                                                                              10,816       5,767,245         31,157       5,798,402
                                                                         -----------    ------------    -----------    ------------
     Contributions:
       Employee                                                               12,911         628,390           --           628,390
       Employer                                                                 --           211,218           --           211,218
                                                                         -----------    ------------    -----------    ------------
                                                                              12,911         839,608           --           839,608
                                                                         -----------    ------------    -----------    ------------
         Total additions                                                      23,727       6,606,853         31,157       6,638,010
                                                                         -----------    ------------    -----------    ------------
Deductions from and other changes in net assets attributed to:
     Participant withdrawals                                                 (32,609)     (1,454,886)       (12,821)     (1,467,707)
     Net loan transactions                                                      (922)            242           (242)           --
     Interfund transfers                                                      (7,554)           --             --              --
                                                                         -----------    ------------    -----------    ------------
         Total deductions and other changes in net assets                    (41,085)     (1,454,644)       (13,063)     (1,467,707)
                                                                         -----------    ------------    -----------    ------------
Net increase (decrease)                                                      (17,358)      5,152,209         18,094       5,170,303
Net assets available for plan benefits:
    Beginning of year                                                        221,160      18,655,427        412,527      19,067,954
                                                                         -----------    ------------    -----------    ------------
    End of year                                                          $   203,802    $ 23,807,636    $   430,621    $ 24,238,257
                                                                         ===========    ============    ===========    ============

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                Changes in Net Assets Available for Plan Benefits
                          Year Ended December 31, 1997
                                 (in thousands)

                                                           GE Stock Fund      LT Fund      Mutual Fund     ST Fund      MM Fund
                                                           -------------    -----------    -----------    ---------    ---------
     Investment income:
       Net realized and unrealized appreciation
         in value of investments                            $  4,037,449    $    46,813    $   255,484    $   1,853    $    --
       Interest and dividends                                    183,845        133,465        249,989       55,154       54,944
                                                            ------------    -----------    -----------    ---------    ---------
                                                               4,221,294        180,278        505,473       57,007       54,944
                                                            ------------    -----------    -----------    ---------    ---------
     Contributions:
       Employee                                                  342,972         44,306         96,192       43,329       19,231
       Employer                                                  139,992         12,222         21,773       14,581        7,022
                                                            ------------    -----------    -----------    ---------    ---------
                                                                 482,964         56,528        117,965       57,910       26,253
                                                            ------------    -----------    -----------    ---------    ---------
         Total additions                                       4,704,258        236,806        623,438      114,917       81,197
                                                            ------------    -----------    -----------    ---------    ---------
Deductions from and other changes in net
  assets attributed to:
     Participant withdrawals                                    (590,554)      (134,272)      (107,341)     (59,956)    (116,907)
     Net loan transactions                                        21,216        (10,054)        (9,838)      (2,607)      (5,286)
     Interfund transfers                                        (163,299)      (114,089)        42,091      (49,248)     299,583
                                                            ------------    -----------    -----------    ---------    ---------
         Total deductions and other changes in net assets       (732,637)      (258,415)       (75,088)    (111,811)     177,390
                                                            ------------    -----------    -----------    ---------    ---------
Net increase (decrease)                                        3,971,621        (21,609)       548,350        3,106      258,587
Net assets available for plan benefits:
    Beginning of year                                          8,600,823      2,014,089      1,512,913      844,165      702,222
                                                            ------------    -----------    -----------    ---------    ---------
    End of year                                             $ 12,572,444    $ 1,992,480    $ 2,061,263    $ 847,271    $ 960,809
                                                            ============    ===========    ===========    =========    =========

                                                                     (continued)

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

          Changes in Net Assets Available for Plan Benefits, continued
                          Year Ended December 31, 1997
                                 (in thousands)

                                                                                    Total          Loan and
                                                                  U.S.  Bond      Investment     Other Program
                                                                     Fund           Fund           Accounts          Total
                                                                 ------------    ------------    -------------   ------------
Additions to net assets attributed to:
     Investment income:
       Net realized and unrealized appreciation
         in value of investments                                 $     11,174    $  4,352,773    $       --      $  4,352,773
       Interest and dividends                                            --           677,397          28,769         706,166
                                                                 ------------    ------------    ------------    ------------
                                                                       11,174       5,030,170          28,769       5,058,939
                                                                 ------------    ------------    ------------    ------------
     Contributions:
       Employee                                                        14,530         560,560            --           560,560
       Employer                                                          --           195,590            --           195,590
                                                                 ------------    ------------    ------------    ------------
                                                                       14,530         756,150            --           756,150
                                                                 ------------    ------------    ------------    ------------
         Total additions                                               25,704       5,786,320          28,769       5,815,089
                                                                 ------------    ------------    ------------    ------------
Deductions from and other changes in net assets attributed to:
     Participant withdrawals                                          (36,176)     (1,045,206)         (9,178)     (1,054,384)
     Net loan transactions                                             (1,680)         (8,249)          8,249            --
     Interfund transfers                                              (15,038)           --              --              --
                                                                 ------------    ------------    ------------    ------------
         Total deductions and other changes in net assets             (52,894)     (1,053,455)           (929)     (1,054,384)
                                                                 ------------    ------------    ------------    ------------
Net increase (decrease)                                               (27,190)      4,732,865          27,840       4,760,705
Net assets available for plan benefits:
    Beginning of year                                                 248,350      13,922,562         384,687      14,307,249
                                                                 ------------    ------------    ------------    ------------
    End of year                                                  $    221,160    $ 18,655,427    $    412,527    $ 19,067,954
                                                                 ============    ============    ============    ============

                                       19
                                                                      Schedule I

                        GE SAVINGS AND SECURITY PROGRAM

           Line 27a - Schedule of Assets Held for Investment Purposes
                    Assets Held at the end of the Plan Year

Description
-----------
Employer Securities                                     Cost             Market
-------------------                                     ----             ------
CORPORATE STOCKS - COMMON
 GENERAL ELECTRIC COMPANY (163,011,314 shares)     $5,624,593,305   $16,627,153,835
                                                   --------------   ---------------
Shares of Registered Investment Companies
-----------------------------------------
S&S LONG TERM INTEREST FUND (185,191,643 shares)    2,121,149,008     2,135,262,121

S&S PROGRAM MUTUAL FUND (43,514,903 shares)         2,021,939,418     2,499,060,308
                                                   --------------   ---------------
 Total Registered Investment Companies              4,143,088,426     4,634,322,429
                                                   ==============   ===============

                                                                     (continued)

                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------                      Coupon
                                  Rate     Maturity        Cost        Market
                                  ----     --------        ----        ------
U.S. Government and
  Agency Debt Obligations
------------------------------
FEDERAL HOME LN BK CONS D          *      03/19/1999   $76,862,908   $76,862,908
UNITED STATES TREAS NTS          6.625%   03/31/2002    60,299,469    60,018,163
FEDERAL NATL MTG ASSN DIS          *      04/01/1999    55,660,498    55,660,498
UNITED STATES TREAS NTS          6.625%   07/31/2001    55,099,980    54,847,614
FEDERAL HOME LN BK CONS DSC NT     *      01/04/1999    48,270,420    48,270,420
FEDERAL NATL MTG ASSN DIS          *      02/18/1999    44,698,200    44,698,200
FEDERAL NATL MTG ASSN DIS          *      05/06/1999    43,424,343    43,424,343
UNITED STATES TREAS NTS          5.750%   11/15/2000    43,049,993    43,209,056
FEDERAL HOME LN BK CONS D          *      03/31/1999    40,854,202    40,854,202
FEDERAL HOME LN MTG DISC           *      02/26/1999    39,693,867    39,693,867
FEDERAL NATL MTG ASSN            5.100%   09/25/2000    38,383,290    38,101,116
FEDERAL HOME LN MTG DISC           *      02/17/1999    37,168,238    37,168,238
FEDERAL NATL MTG ASSN DIS          *      03/19/1999    36,803,703    36,803,703
UNITED STATES TREAS NTS          5.875%   09/30/2002    34,375,648    34,766,927
FEDERAL HOME LN MTG DISC           *      01/14/1999    34,161,180    34,161,180
FEDERAL FARM CR BK DISC N          *      01/19/1999    30,417,586    30,417,586
UNITED STATES TREAS NTS          5.750%   11/30/2002    27,356,487    28,133,471
FEDERAL HOME LN MTG DISC NTS       *      01/28/1999    24,726,925    24,726,925
FEDERAL NATL MTG ASSN MTN        5.380%   01/16/2001    24,319,064    24,511,330
FEDERAL HOME LN MTG DISC           *      03/30/1999    22,395,620    22,395,620
GNMA POOL                        9.500%   12/15/2009    22,437,525    22,034,066
GNMA POOL                        9.000%   08/15/2009    21,304,498    21,163,997
UNITED STATES TREAS NTS          6.500%   05/31/2002    20,668,570    21,115,600
GNMA POOL                        9.000%   12/15/2009    20,628,699    20,376,067
FNMA POOL                        9.000%   08/01/2010    16,446,956    16,313,367

* These are discounted instruments and therefore coupon rate does not apply.

                                                                     (continued)

                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------                      Coupon
                                  Rate     Maturity        Cost        Market
                                  ----     --------        ----        ------
U.S. Government and
Agency Debt Obligations (continued)
-----------------------------------

FEDERAL HOME LN BK CONS D          *      01/13/1999    15,874,984    15,874,984
FEDERAL HOME LN BKS              5.625%   03/19/2001    15,498,796    15,356,258
FEDERAL FARM CR BK DISC N          *      02/12/1999    14,918,013    14,918,013
FEDERAL NATL MTG ASSN REMIC      6.221%   05/25/2014    14,245,069    14,360,235
FEDERAL NATL MTG ASSN MTN        5.560%   07/24/2000    13,868,130    14,009,315
FED HM LN PC                     6.590%   09/01/2002    12,934,259    13,081,132
FED HM LN PC                     8.000%   08/01/2003    12,485,703    12,407,063
FEDERAL NATL MTG ASSN GTD        6.504%   09/17/2004     9,794,516     9,847,096
FEDERAL NATL MTG ASSN MTN        5.670%   05/26/2000     9,508,997     9,612,821
FEDERAL HOME LN MTG CORP         5.929%   05/25/2006     9,001,721     9,021,476
FEDERAL NATL MTG ASSN DIS          *      02/25/1999     8,237,865     8,237,865
UNITED STATES TREAS NTS          5.375%   02/15/2001     7,017,296     7,157,936
FEDERAL NATL MTG ASSN DIS          *      04/08/1999     6,909,806     6,909,806
FEDERAL NATL MTG ASSN            6.881%   11/17/2006     5,442,830     5,504,677
GNMA POOL                        9.500%   12/15/2009     3,638,669     3,573,741
GNMA POOL                        9.500%   12/15/2009     3,515,077     3,503,776
FEDERAL NATL MTG ASSN GTD        7.000%   06/18/2020     2,498,421     2,502,331
FEDERAL NATL MTG ASSN              *      11/25/2006     2,067,059     1,702,724
FED HM LN PC                     7.500%   11/01/2008     1,637,689     1,605,159
FED HM LN PC                     6.000%   12/01/2008       958,255       990,479
FEDERAL HOME LN MTG DISC           *      01/08/1999       507,537       507,537
FEDERAL HOME LN MTG PC GTD       2.000%   07/15/2006        16,169       351,785
FNMA POOL                        6.000%   05/01/2001       309,416       320,719
FEDERAL HOME LN MTG PC GTD       Variable 09/15/2005         2,883       101,224
                                                     ------------- -------------
 Total U.S. Government
      and Agency Debt Obligations                    1,090,397,029 1,091,186,616
                                                     ============= =============

* These are discounted instruments and therefore coupon rate does not apply.

                                                                     (continued)

                                       22
                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------                     Coupon
Loans to Participants            Rate     Maturity        Cost         Market
---------------------            ----     --------        ----         ------
VARIOUS                      6.75-12.51%  1 month to  $428,467,464  $428,467,464
                                           15 years   ------------  ------------
Debt Securities
---------------
Corporate Bonds and
Notes - Preferred
-------------------
CHEMICAL MASTER CR CARD TR 1     5.550%   09/15/2003    12,562,742    12,689,468
AT + T UNVL CARD MASTER TR       5.950%   10/17/2002    10,936,341    10,857,388
PREMIER AUTO TR                  6.340%   01/06/2002     9,966,352    10,141,423
FLEET CR CARD LLC MED TERM SR    6.450%   10/30/2000     9,823,763     9,920,333
FORD MTR CR MEDIUM TERM NTS      7.320%   05/23/2002     9,923,651     9,899,250
PREMIER AUTO TR                  5.770%   01/06/2002     9,749,983     9,795,630
MBNA MASTER CR CARD TR II        6.050%   11/15/2002     9,824,281     9,787,882
FORD CR AUTO OWNER TR            5.650%   10/15/2001     9,737,965     9,764,350
MONSANTO CO                      5.375%   12/01/2001     9,161,421     9,138,676
DISCOVER CARD MT 1               5.800%   09/16/2003     6,969,272     7,052,500
FORD MTR CR CO                   6.500%   02/28/2002     6,073,464     6,182,700
AMERICAN EXPRESS MASTER TR       5.375%   07/15/2001     4,238,903     4,209,304
CARNIVAL CORP                    5.650%   10/15/2000     3,976,587     4,010,360
ELECTRONIC DATA SYS CORP         6.850%   05/15/2000     2,999,267     3,066,360
GOLDMAN SACHS GROUP L P          6.200%   12/15/2000     1,937,142     1,955,206
LG G CAP CORP 144A               5.750%   11/01/2001     1,525,000     1,514,462
LEHMAN FHA TITLE I LN TR         7.300%   05/25/2017     1,397,784     1,409,152
                                                       -----------   -----------
 Total Corporate Bonds and
    Notes - Preferred                                  120,803,918   121,394,444
                                                       ===========   ===========

                                                                     (continued)

                                       23
                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------                     Coupon
Issuer                           Rate     Maturity        Cost         Market
------                           ----     --------        ----         ------
Corporate Bonds and
   Notes - All Other
--------------------
NABISCO PASS THROUGH ASSET TR    6.300%   08/26/1999   $ 9,996,982   $ 9,993,700
NATIONAL CITY CAP TR I           6.750%   06/01/1999     9,847,901     9,885,756
WOOLWORTH CORP                   7.000%   06/01/2000     9,872,918     9,827,345
PREMIER AUTO TR                  5.780%   04/08/2003     9,390,094     9,387,141
LONG ISLAND LTG CO               7.300%   07/15/1999     9,043,412     9,102,330
TYCO INTL LTD                    6.500%   11/01/2001     8,927,286     8,913,460
PENNZOIL CO                      10.625%  06/01/2001     6,799,550     6,812,962
RAYTHEON CO                      5.950%   03/15/2001     6,737,881     6,809,265
CONSECO INC MEDIUM TERM SR NTS   6.400%   06/15/2001     6,474,394     6,242,702
CLEVELAND ELEC ILLUM CO          7.190%   07/01/2000     5,890,950     5,890,798
FEDERATED DEPT STORES INC DEL    6.125%   09/01/2001     4,479,969     4,530,624
ARKLA INC                        8.875%   07/15/1999     4,190,116     4,218,185
ORYX ENERGY CO                   9.500%   11/01/1999     4,069,270     4,106,000
USA WASTE SVCS INC               6.125%   07/15/2001     3,992,957     4,026,320
PETROLEOS MEXICANOS              7.600%   06/15/2000     4,000,000     3,960,000
KOREA DEV BK                     9.600%   12/01/2000     3,122,492     3,013,350
TIME WARNER PASS THRU ASSET TR   6.100%   12/30/2001     2,154,121     2,174,475
NIAGARA MOHAWK PWR CORP          9.500%   06/01/2000     2,074,099     2,097,820
VORNADO FIN CORP                 6.360%   12/01/2000     2,002,064     2,021,875
VASTAR RES INC                   6.000%   04/20/2000     1,199,586     1,207,344
WORLDCOM INC GA                  6.125%   08/15/2001       949,130       965,181
WESTINGHOUSE EL CBS CORP         8.875%   06/01/2001       939,402       958,473
                                 -----    ----------   -----------   -----------
 Total Corporate Bonds and
    Notes - All Other                                  116,154,574   116,145,106
                                                       -----------   -----------
      Total Corporate Bonds
         and Notes                                     236,958,492   237,539,550
                                                       -----------   -----------

                                                                     (continued)

                                       24
                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------
U.S. Savings Bonds (Series E and EE)         Units          Cost          Market
------------------------------------         -----          ----          ------
1959 US SAVINGS BOND E SERIES                 122     $    2,288     $    22,232
1960 US SAVINGS BOND E SERIES                 104          1,950          18,781
1961 US SAVINGS BOND E SERIES                  92          1,725          16,560
1962 US SAVINGS BOND E SERIES                 131          2,456          23,164
1963 US SAVINGS BOND E SERIES                 151          2,831          26,246
1964 US SAVINGS BOND E SERIES                 195          3,656          33,259
1965 US SAVINGS BOND E SERIES                 198          3,713          29,050
1969 US SAVINGS BOND E SERIES               1,122         21,038         147,819
1970 US SAVINGS BOND E SERIES               1,334         25,013         172,285
1971 US SAVINGS BOND E SERIES               1,821         34,144         202,405
1972 US SAVINGS BOND E SERIES               2,223         41,681         243,201
1973 US SAVINGS BOND E SERIES               3,212         60,225         343,376
1974 US SAVINGS BOND E SERIES               5,012         93,975         509,471
1975 US SAVINGS BOND E SERIES               6,700        125,625         657,215
1976 US SAVINGS BOND E SERIES               8,723        163,556         825,708
1977 US SAVINGS BOND E SERIES              12,171        228,206       1,094,688
1978 US SAVINGS BOND E SERIES              19,416        364,050       1,432,143
1979 US SAVINGS BOND E SERIES              33,048        619,650       2,358,353
1980 US SAVINGS BOND EE SERIES             12,462        623,100       2,454,003
1981 US SAVINGS BOND EE SERIES             12,682        634,100       2,227,693
1982 US SAVINGS BOND EE SERIES             14,748        737,400       2,389,936
1983 US SAVINGS BOND EE SERIES             26,965      1,348,250       3,710,837
1984 US SAVINGS BOND EE SERIES             29,020      1,451,000       3,649,027
1985 US SAVINGS BOND EE SERIES             38,035      1,901,750       4,515,433
1986 US SAVINGS BOND EE SERIES             96,238      4,811,900      10,812,024
1987 US SAVINGS BOND EE SERIES            102,498      5,124,900       9,965,562
1988 US SAVINGS BOND EE SERIES            122,416      6,120,800      11,226,687

                                                                     (continued)

                                       25
                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------
U.S. Savings Bonds (Series E and EE)       Units          Cost          Market
------------------------------------       -----          ----          ------
1989 US SAVINGS BOND EE SERIES            175,807   $  8,790,350    $ 15,188,210
1990 US SAVINGS BOND EE SERIES            181,443      9,072,150      14,764,749
1991 US SAVINGS BOND EE SERIES            190,140      9,507,000      14,596,261
1992 US SAVINGS BOND EE SERIES            314,102     15,705,100      22,685,939
1993 US SAVINGS BOND EE SERIES            224,149     11,207,450      14,861,530
1994 US SAVINGS BOND EE SERIES            182,521      9,126,050      10,906,467
1995 US SAVINGS BOND EE SERIES             75,419      3,770,950       4,395,459
1996 US SAVINGS BOND EE SERIES            278,747     13,937,350      15,424,139
1997 US SAVINGS BOND EE SERIES            259,487     12,974,350      13,795,158
1998 US SAVINGS BOND EE SERIES            246,115     12,305,750      12,458,081
                                                      ----------     -----------
 Total U.S. Savings Bonds                            130,945,482     198,183,151
                                                      ----------     -----------

                                                                     (continued)

                                       26
                                                                 Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------
Short Term Money Market
Instruments
-----------------------         Coupon
                                 Rate     Maturity        Cost         Market
                                 ----     --------        ----         ------
Interest Bearing Time Deposits
  and Commercial Paper
------------------------------
BANK OF NOVA SCOTIA              5.080%   02/19/1999   $58,512,601   $58,512,601
BAYERISCHE VEREINSBANK AG NY     5.250%   01/25/1999    51,319,870    51,319,870
SOCIETE GENERALE INSTL CTF DEP   5.200%   01/25/1999    50,560,000    50,560,000
ALGEMENE BK NEDERLAND N V        5.140%   03/04/1999    50,000,000    50,000,000
REPUBLIC NY CORP BA              5.050%   03/19/1999    50,000,000    50,000,000
DEUTSCHE BANK FIN INC            5.890%   01/04/1999    49,975,458    49,975,458
MORGAN J P + CO INC              5.120%   02/16/1999    49,672,889    49,672,889
DRESDNER BK AG                   5.340%   01/19/1999    47,490,000    47,490,000
ASSOC CORP OF NORTH AMER         5.250%   02/04/1999    47,264,479    47,264,479
MORGAN STANLEY DEAN WITTER DIS   5.290%   02/24/1999    47,133,008    47,133,008
RABOBANK USA FINANCIAL CORP      5.240%   01/13/1999    46,917,907    46,917,907
BANK OF MONTREAL (CHICAGO)       5.300%   01/08/1999    46,840,000    46,840,000
UBS FINANCE DELAWARE INC         5.210%   01/11/1999    45,933,428    45,933,428
CANADIAN IMPERIAL                5.140%   01/25/1999    45,000,000    45,000,000
HALIFAX PLC YRS 1+2              5.060%   01/08/1999    39,181,412    39,181,412
ABBEY NATL NO AMERICA            5.110%   02/08/1999    31,548,906    31,548,906
ABBEY NATL NO AMERICA            5.179%   02/08/1999    25,857,865    25,857,865
BANK AMERICA                     4.750%   01/04/1999    21,320,000    21,320,000
DEUTSCHE BANK FIN INC            6.000%   01/04/1999    12,493,750    12,493,750
HALIFAX PLC YRS 1+2              5.200%   01/08/1999     7,991,911     7,991,911
BANK OF MONTREAL (CHICAGO)       5.300%   01/08/1999     5,000,000     5,000,000
ABN AMRO                         5.150%   03/01/1999     4,000,000     4,000,000
BANK AMERICA                     4.750%   01/04/1999     4,000,000     4,000,000
UBS FINANCE DELAWARE INC         5.306%   01/11/1999     2,686,035     2,686,035

                                                                     (continued)

                                       27
                                                                 Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------
Short Term Money Market
Instruments
-----------                     Coupon
                                 Rate     Maturity        Cost         Market
                                 ----     --------        ----         ------
Interest Bearing Time Deposits
  and Commercial Paper (continued)
---------------------------------
RABOBANK NEDERLAND N. V          5.260%   01/13/1999   $ 1,697,019   $ 1,697,019
HALIFAX PLC YRS 1+2              5.380%   01/11/1999     1,497,759     1,497,759
DRESDNER US FINANCE              5.400%   01/05/1999     1,199,280     1,199,280
STATE STREET CAYMAN ISLANDS      5.000%   01/04/1999     1,060,000     1,060,000
                                                       -----------   -----------
 Total Interest Bearing Time
    Deposits and Commercial
    Paper                                              846,153,577   846,153,577
                                                       -----------   -----------
Short-Term Investment Fund
--------------------------
GE I SHORT TERM INVESTMENT FD   Variable      N/A       49,888,489    49,888,489
                                                       -----------   -----------
Non-Interest Bearing Cash
-------------------------
NON-INTEREST BEARING CASH                                   56,601        56,601
                                                       -----------   -----------
 Total Short-Term Money Market Instruments             896,098,667   896,098,667
                                                       -----------   -----------

                                                                 Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

      Line 27a - Schedule of Assets Held for Investment Purposes, continued
                    Assets Held at the end of the Plan Year

Description
-----------                     Coupon
Issuer                           Rate        Maturity            Cost              Market
------                           ----        --------            ----              ------
Loan Secured by Mortgages
-------------------------
BCF L L C                        7.050%     12/25/2008        $15,855,533       $15,872,861
SALOMON BROS MTG SECS VII INC    6.469%     01/20/2028         14,226,106        14,264,771
ASSET SECURITIZATION CORP        6.500%     02/14/2041         12,782,735        12,849,823
GS MTG SECS CORP II              6.940%     07/13/2030          9,097,549         9,203,986
DLJ COML MTG CORP                5.908%     02/08/2000          7,597,298         7,568,808
FLEETWOOD CR GRANTOR TR          6.400%     05/15/2013          6,685,020         6,723,002
CITIBANK CR CATD MASTER TR 1     5.850%     04/10/2003          4,787,574         4,745,496
DLJ MTG ACCEP CORP               6.990%     02/15/2005          4,145,379         4,120,609
PROVIDENT BK HOME EQUITY LN TR   7.180%     04/21/2013          3,507,724         3,555,472
ADVANTA MTG LN TR                6.300%     07/25/2025          2,607,127         2,589,655
CAPITAL ASSET RESH FDG LP        6.400%     12/15/2004          2,327,836         2,338,332
SALOMON BROS MTG SECS II INC     8.125%     11/01/2012          2,381,617         2,306,777
LOEWEN PASS THRU ASSET TR        6.700%     10/01/1999          1,723,339         1,656,000
HOME EQUITY LOAN                 4.650%     12/20/2008            157,628           156,400
                                                          ---------------   ---------------
 Total Loans Secured by Mortgages                              87,882,465        87,951,992
                                                          ---------------   ---------------
Other
-----
COLUMBIA REP                     8.750%     10/06/1999          3,974,799         3,979,625
                                                          ---------------   ---------------
 Total Investments                                        $12,642,406,129   $24,204,883,329
                                                          ===============   ===============

                                       29
                                                                     Schedule II


                         GE Savings and Security Program

           Line 27a - Schedule of Assets Held for Investment Purposes

              Assets Acquired and Disposed of Within the Plan Year

                                             Coupon                            Costs of          Proceeds of
                  Issuer                      Rate          Maturity        Acquisitions        Dispositions
                  ------                      ----          --------        ------------        ------------
BANCO HIPOTECARIO MTN                        13.00%        12/03/08          $   2,165,000      $   2,170,143

MORGAN STANLEY AIRCRAFT FIN                 Variable        3/15/23              9,740,000          9,740,000

NOMURA DEPOSITOR TR ST I                    Variable        2/15/34              9,720,279          9,720,279
                                                                             -------------      -------------

     Total Transactions                                                      $  21,625,279      $  21,630,422
                                                                             =============      =============

For purposes of this schedule, assets acquired and disposed of within the plan year do not include any investment that falls within any of the following categories:

     (a)  Debt obligations of the United States or any agency of the United
          States;

     (b) Interests issued by a company registered under the Investment Company Act of 1940;

     (c) Bank certificates of deposit with a maturity of not more than one year;

     (d) Commercial paper with a maturity of not more than nine months if it is ranked in the highest rating category by at least two nationally recognized rating services and is issued by a company required to file reports with the Securities and Exchange Commission under section 13 of the Securities Exchange Act of 1934;

     (e) Participation's in a bank common or collective trust;

     (f) Participation's in an insurance company pooled separate account;

     (g) Securities purchased from a person registered as a broker-dealer under the Securities Exchange Act of 1934 and listed on a national securities exchange registered under section 6 of the Securities Exchange Act of 1934 or quoted on NASDAQ.

                                       30
                                                                    Schedule III


                         GE SAVINGS AND SECURITY PROGRAM

                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1998

A. Single Transaction in Excess of 5% ($961,703,520) of the Current Value of Plan Assets at the Beginning of the Plan Year: NONE

B. Series of Non-Security Transactions With the Same Party, Aggregating over 5% ($961,703,520) of Current Value of Plan Assets at the Beginning of the
     Year: NONE

C. Series of Transactions with Respect to Securities of the Same Issuer, Aggregating over 5% ($961,703,520) of the Current Value of Plan Assets at the Beginning of the Plan Year: NONE

D. Securities Transactions within the Plan Year with or in Conjunction with a Person in an Amount in Excess of 5% ($961,703,520) of the Current Value of Plan Assets at the Beginning of the Plan Year: NONE